

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 21, 2008

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	37-0602744
(Commission File Number)	(IRS Employer Identification No.)
100 NE Adams Street, Peoria, Illinois	61629
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (309) 675-1000

Former name or former address, if changed since last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 7.01.   Regulation FD Disclosure.

The following information, including the exhibit described below, shall not be deemed "filed" hereunder for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On October 21, 2008, Caterpillar Inc. held an analyst conference call regarding the first-quarter 2008 financial results. A copy of the conference call transcript is attached and furnished as Exhibit 99.1 to this Form 8-K report and is incorporated herein by reference. The furnishing of the transcript is not intended to constitute a representation that such furnishing is required by Regulation FD or that the transcript includes material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits:

99.1   October 21, 2008 Conference Call Transcript – 3rd Quarter 2008.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

October 21, 2008   By: */s/ James B. Buda*
                                                                  James B. Buda
                                                                  Vice President, General Counsel and Secretary

Exhibit 99.1

FINAL TRANSCRIPT

Conference Call Transcript

CAT - Q3 2008 Caterpillar Inc. Earnings Conference Call

EVENT DATE/TIME: OCT. 21. 2008 / 11:00AM ET

CORPORATE PARTICIPANTS

Mike DeWalt
Caterpillar Inc. - Director, IR

Jim Owens
Caterpillar Inc. - Chairman, CEO

Dave Burritt
Caterpillar Inc. - CFO

Ed Rapp
Caterpillar Inc. - Group President

CONFERENCE CALL PARTICIPANTS

Andrew Obin
Merrill Lynch - Analyst

Mark Koznarek
Cleveland Research - Analyst

Barry Bannister
Stifel, Nicolaus - Analyst

Eli Lustgarten
Longbow Securities - Analyst

Ann Duignan
JPMorgan - Analyst

Daniel Dowd
Sanford Bernstein - Analyst

Seth Weber
Banc of America - Analyst

PRESENTATION

Operator

 Hello, ladies and gentlemen, and welcome to the Caterpillar third quarter 2008 earnings results. At this time all lines have been placed on a listen only-mode and we will open the floor for your questions and comments following the presentation.

It is now my pleasure to turn the floor over to your host, Mr. Mike DeWalt. Sir, the floor is yours.

Mike DeWalt *- Caterpillar Inc. - Director, IR*

Thank you very much. And good morning everyone and welcome to Caterpillar's third quarter conference call. I'm Mike DeWalt, the Director of Investor Relations. And I'm very pleased to have our Chairman and CEO, Jim Owens, Group President, Ed Rapp, and our CFO, Dave Burritt, with me on the call today. This call is copyrighted by Caterpillar Inc., and any use, recording or transmission of any portion of this call without the express written consent of the Caterpillar is strictly prohibited. If you'd like a copy of today's call transcript, you can go to the SEC filings area of the investor section of our cat.com website, or to the SEC's website, where it will be filed as an 8K. In addition, certain information relating to projections of our results that we will be discussing today is forward looking and involves risks, uncertainties and assumptions that could cause actual results to materially differ from the forward looking information. A discussion of some of the factors that individually or in the aggregate we believe could make our actual results differ materially from our projections discussed here can be found in our cautionary statements found under Item 1A Business Risk Factors of our Form 10Q filed with the SEC in August 1st, 2008 and also in our Safe Harbor language contained in today's release.

Okay. Earlier this morning we reported results for the third quarter of 2008. We reaffirmed our outlook for 2008 sales and revenues and profit, and we provided a preliminary outlook for sales and revenues for 2009. In addition, we will be updating investor section of the cat.com website at the conclusion of this call with dealer sales to end users. A quick preview of that update is that the three month moving average of dealer machine sales to users improved in September. The last three month moving average from August was actually down 3% compared with 2007, and the September three month moving average was actually 1% better than the same three months of 2007.

Okay. Let me start this morning's review with third quarter results and then I will talk a few minutes about the 2008 outlook, which is again essentially the outlook for the fourth quarter, and I will finish with a few comments about the recent turmoil in financial markets and how it has affected Caterpillar and in particular our captive finance company, Cat Financial Services, then I will turn the floor over to Jim Owens and he will talk about 2009 and our prospects for the future. Okay. Let's start with the third quarter. Sales and revenues were $13 billion and were up $1.5 billion or about 13% from last year. Profit per share at $1.39 was down $0.01 from the third quarter of 2007. Of that $1.5 billion increase in sales and revenues, machinery volume was up $591 million. That volume increase was in Asia, Latin America and the Middle East portion of our EAME, Europe Africa Middle East region. Machinery volume in North America and Europe declined. Engine volume was up $242 million and increased in all regions. Price realization was $385 million and was up for both machinery and engines in all four geographic regions. Price realization on machinery was positive $164 million and it was $221 million for engines. Another great quarter for engines in particular.

Currency had a $262 million positive impact on sales. Now, given that the dollar has strengthened quite a bit over the past couple of months, you may be wondering how or why we are still talking about a weaker dollar versus last year, and the answer is that the average exchange rates for the third quarter of this year still reflect a weaker dollar than the average of the third quarter last year. However, based on where the dollar is today, that may not be the case for the fourth quarter, but it still was in Q3.

Finally, rounding out sales and revenues, Financial Product revenues were up $59 million in the quarter. The profit per share at $1.39, again, was down $0.01 from last year. The major factors affecting profit were: on the positive side price realization at $385 million, the impact of sales volume net of mix was favorable, $153 million, but the price and volume impacts were more than offset by higher costs. Manufacturing costs were up $442 million, most of which was related to higher material and freight costs. We expected material costs would be up and they were. Machinery and engines, SG&A and R&D costs were up $158 million from the third quarter last year. As a percent of sales, SG&A costs were actually 2/10ths of a percent lower and R&D costs were 3/10ths of a percent higher. The increase in R&D were primarily related to work on Tier IV products. While SG&A and R&D costs were up in dollars from the third quarter of last year, sequentially spending was about flat with the second quarter.

Financial products operating income was down $34 million and currency impacts on operating income were negative $65 million, but were more than offset by currency exchange gains in the other income line below operating profit. One last comment on the third quarter, as has been the pattern for really the entire year, our sales growth has largely come outside of North America. In the third quarter, sales and revenues in North America were up just 3% compared with Asia Pacific at 38%, Latin America at 32%, and EAME, that's Europe Africa Middle East at 11%. In fact sales and revenues in North America were just a little under 40% in total. Okay. That's a quick summary of the quarter.

Let me move onto the full year outlook. We expect sales and revenues, again, to be over $50 billion in 2008 and profit per share to be about $6 and that's unchanged for 2008. We have three quarters behind us which means that essentially we are expecting fourth quarters profits to be about $1.43 or at a level close to what we reported in the third quarter. Now as you look forward remember, we continue have a very strong order board. Dealer sales to end users actually improved in September and for many products particularly large machines, large reciprocating engines and turbines, demand is still high and we are producing as much as we can. One more point, we will be consolidating Cat Japan sales and operating profits beginning in the fourth quarter. That will be positive for sales but will be roughly neutral to profits. Remember Cat Japan was

formerly known as SCM, or Shin Caterpillar Mitsubishi. Okay. That's the outlook for 2008. Before I turn the floor over to Jim to talk about 2009, I will take a couple minutes to talk about liquidity and financial strength in these challenging times for financial markets.

The first point that I'd like to make is that throughout the past six weeks, really during the most severe disruption in credit markets, we have been in the commercial paper market. We have issued 5 and 10 year notes and we have been able to fund our business in a reasonably normal fashion. Our machinery and engines business is A rated with a debt to capital ratio in the middle of our target range of 35% to 45%, and we had a little more cash on hand at the end of the quarter than normal. Cat financial is also in very good shape and has maintained access to commercial paper markets throughout the recent credit market disruption to fund its ongoing operations. At the end of the quarter, Cat Financial had $5 billion in commercial paper outstanding of which about 86% had maturities beyond a week. In terms of cover for the commercial paper, Cat Financial shares a $6.85 billion revolving credit facility with Cat Inc., with about $5.85 billion of that revolver allocated to Cat Financial. It is a 100% back up for their commercial paper.

In terms of the commercial bond markets, in September Cat Financial successfully demonstrated access to term debt during a period of highly volatile market conditions. So we originally targeted a size range of $500 million, but upsized it to $1.3 billion, given strong investor interest that totaled nearly $3 billion. This happened on September 23rd and was the first investment grade transaction at that time in the bond market in nearly two weeks. Credit spreads and all-in coupon rates for this 5 and 10 year fixed rate MTN were higher than historic levels and reflected the broader market conditions. However, subsequent US corporate investment grade MTN issuances by other companies later in September and early October have had even wider credit spreads. So in terms of funding, Cat Financial has done pretty well. They have access to commercial paper. They have commercial paper backed up with bank lines and they have been able to issue bonds.

Let me give you an update on the quality of Cat Financials assets, a topic I'm sure you are interested in. At the end of the third quarter 30 day past dues were 3.64% and that's up from 2.52% a year ago and 3.35% at the end of the second quarter. The increase in past dues really began with the downturn in the US housing market and has spread recently to Europe as global credit challenges continue. Bad debt writeoffs net of recoveries were $22 million in the third quarter of 2008, and that compares with $15 million for the third quarter a year ago. And that increase has been driven by two things: economic conditions in North America and a 17% growth in Cat financial average retail portfolio. They are a bigger company. For the first nine months of 2008 bad debt writeoffs net of recoveries were $61 million and that compares with $41 million for the first nine months of 2007. As a percentage of Cat Financial's retail portfolio we expect that bad debt writeoffs through the remainder of 2008 will continue to be higher than 2007, but at near historic averages. At the end of the third quarter Cat Financial's allowance for credit loss was $390 million, an increase of $52 million from the third quarter a year ago. We are confident in the adequacy of the reserves and what they have on the books today reflects a reserve to annual loss ratio of well over four.

As a historical comparison on the past dues, Cat Financial peaked at 4.78% in the last recession and that was at the end of the first quarter of 2002. In summary on Cat Financial, their asset portfolio is performing pretty well, past dues and writeoffs are up from the lows of the past couple of years, but at levels consistent with historical averages and at levels that are better than the last recession. Okay. That's the third quarter, a little bit on the 2008 outlook, and a quick review of Cat Financial. I would like to turn the floor over now to Jim Owens, our Chairman and CEO.

Jim Owens *- Caterpillar Inc. - Chairman, CEO*

Thank you, Mike, and good morning, everyone. Before I talk about next year, let me just add a little bit more to Mike's review of 2008. Overall, 2008 has been a very solid year for us, especially when you consider the economic environment. We are likely to end the year with sales and revenues over $50 billion in sales, which is an increase of over $5 billion from last year, and it means we will have hit our original the top line target for 2010 two years early. It is even more remarkable when you consider that the US machinery industry is very depressed and will likely end the year down over 20% from 2007, and remember, 2007 was down double digits from 2006. Europe has been declining sharply since the end of the first quarter. Japan is down significantly and has been off sharply all year, and our on-highway truck sales are very low. And we have been supply constrained on many of our large machine and engine products.

From a profit standpoint we are expecting to deliver about $6 per share this year, another record year for Caterpillar and up from $5.37 last year. In fact, this will be our fifth consecutive record year, and again, this is at a time when the US, Europe and Japan are in very poor economic health and have, in fact, experienced recessionary conditions in the markets we serve. That's an indication of just how much we have changed as a company over the last 25 years. We are more diverse geographically, less than 40% of our sales and revenues were in North America this quarter. And if you were just looking at the sales of new machines and engines, it is even lower. In fact, only about 25% of our new machine and engine sales were in the United States.

Another fact is that we are at a point now where the collected size of the machine industry in the developing world is greater than all of the more developed countries combined. In addition to geography, we have a much broader product line serving a broader range of industries, more deeply than ever before, and we have a large and growing array of integrated service businesses that are much less cyclical than the new machines and engines business. Today they represent about 35% of our top line revenues.

Well, enough about 2008. I suspect what you really want to hear today is about the future, about what we think of 2009. Without a doubt we face uncertain times ahead and I certainly don't need to explain the ongoing turmoil in financial markets that all of you have all been watching and living with for some time now. I think there are really three big questions about next year and beyond. First, how will the financial crisis impact global growth and in particular the industries that Caterpillar serves? Second, is Caterpillar positioned to deal with 2009? And third, what are the prospects for Caterpillar when this world recovers again and it will? Let me give you our view of these three questions.

With respect to world economic growth, the developed the economies of North America, Europe and Japan are already struggling, and many of the industries that we serve in these regions as indicated before, have been weak for some time. In fact, we expect that next year will be the third year of significant decline in the US market. The severe tightening of credit conditions over the last six weeks, these economies will likely get worse before they get better. That said, we are pleased by the coordinated interest rate cut in both North America and Europe. Governments and central banks are replacing anti-inflation policies with actions to address financial turmoil and slowing economies. We expect central banks will continue to cut interest rates and in the US the federal fund rate will drop to or maybe even below 1% yet this year. We believe the actions they have taken to inject liquidity into the banking system along with lower interest rates will work, but it will probably take another three to four quarters before we see meaningful improvement in the overall economy.

For North American economies, we are expecting growth under 1% in 2009, a very, very weak first half but with an improving prospects as the year unfolds and certainly towards the latter part of the year. Economic growth in Europe should slow to near 1% growth in 2009. They are behind the US in cutting interest rates and we see little prospect for better growth in Europe until after 2009 and we're forecasting also anemic growth for Japan next year at about 1/2 of 1%. Switching to the developing world, their economies have been largely immune to the financial crisis over the past year, but problems are emerging. Financing difficulties are likely to delay some major infrastructure projects and banking problems particularly in Russia and Eastern Europe are notable and will cause problems for their economies. Up until very recently most of the developing countries had been concerned with inflation and had tight monetary policies in place. However some countries, like China, have recently reversed that direction and we believe the ongoing financial crisis will cause others to follow suit.

In past cycles many developing economies had problems paying for imports because they ran deficits with the developed countries. This isn't the case for the coming year since these countries have been running large surpluses with developed countries and have accumulated significant cash reserves. We estimate that cash reserve to be on the order of $1.5 trillion. We expect that many of these companies will respond to the economic trouble by using their reserves to stimulate economic growth, and overall, we think that their domestic economies will hold up much better with strength in their domestic economies at least partially offsetting weakness in their exports. Economic growth in the developing economies should average about 6% in 2008 and then slow to about 5.5% in 2009. Commodity prices have been a big positive for many developing economies and for Caterpillar. Prices for most commodities have declined sharply since the end of the second quarter.

That said, they are down from historically very high levels and are today still at levels that not long ago would have been considered lofty. Our expectations for 2009 do assume that commodity prices will ease further, but not so low that producers will sharply cut investments. In other words, we expect oil prices to hold north of $50 per barrel and copper prices to hold north of $1.30 per pound. Overall, we expect world economic growth will continue to slow in 2009 to about 2.5%, that would be the slowest year for world economic growth since 2003.

The next question is how do we expect this environment to affect Caterpillar? In the developed world, we expect the volume with new machine and engine sales to decline, North America, Europe and Japan are expected to decline sharply again. In North America we expect the industry for new machines to decline in double digits again in 2008. Keep in mind we are declining from a much smaller base. At the end of 2008, new machine sales to end users will already be down about 50% from the 2006 peak. In Europe and Japan, we also expect continued double digit decline in the machinery industry. However, in total we expect that full year sales and revenues in 2009 will be about flat with 2008.

There are several positive factors that we expect to help offset lower new machine sales in the developed world. First, the rapid growth in the developing economies in the past seven years means the new machine industry in the developing world is actually greater than in the developed economy, and we expect modest sales growth in the developing world again in 2009, well below growth rates in the past years, but still in positive territory. Another positive of 2009 sales is Caterpillar Japan. The country of Japan is weak, but in 2009 we will have four quarters of Japan domestic sales in our numbers versus just the fourth quarter in 2008. Next, our integrated service businesses represent about 35% of our top line and they have been growing rapidly, and we expect continued modest growth in those service businesses in 2009.

Next, we announced price increases a few months ago for 2009 and that should be a positive for our sales next year. We expect continued growth in sales related to mining and energy overall on a global scale. We feel very good about mining and energy for several reasons. First, for several years now customers have been demanding more big machines, engines and turbines than we or the industry could supply. That means two things have happened. One, demand has been higher than our sales levels would indicate, and two, that equipment fleets have aged and aged significantly. There is a need for customers to replace machines, but we have been unable to supply enough to do so. Commodity prices are down for the most part, but they are still at levels that are attractive for investments by our customers. Mining and energy companies were doing very well at prices well below where they are today, and they have very strong cash positions to facilitate their investments.

Another consideration, roughly half of our mining sales are to coal mines and coal prices are relative to other commodities in very good shape and well above levels that support continued investment. Further, we have a very long backlog of orders for mining machines. These would be large track-type tractors, large wheel loaders and mining trucks, larger than 100-tons, and we have a very strong backlog of demand for large engines and turbines. To summarize our outlook for sales and revenues, a good business for mining and energy supported by a long order board, stable service related businesses that we think will continue to grow in ' 09, and lower growth in the developing world, but it all nets up to being in positive territory at close to $50 billion in 2009, or about flat with our revenues in 2008.

Next year, no doubt will be a challenge. We have some products and geographies that will be depressed and some like large mining trucks that we can't make enough of. We need to carefully balance short-term risks with our need to be prepared for an upturn that we think could start in the United States in the latter part of 2009. I know that current financial troubles and looming recession are weighing on all of us, and believe me, the Caterpillar team is working hard to be prepared. Planning for trough conditions since we have been talking about for some time is a key component of our strategy. We have been talking about this with you in fact in the analyst community for several years. We have detailed and executable plans for each of our business units. It is not just a theoretical exercise. Some of our businesses like our building construction products division, for example, which makes small machines, are in trough conditions now and are executing their plans very effectively. We take it very seriously and we are prepared to act in each of our businesses, and I believe we have substantially more volume flexibility in terms of sustaining earnings than we have had historically.

We are in a tough spot. We are facing what will probably be a tough year 2009, but prospects for 2010 and beyond look very good and we need to be ready. Growth will hit a bump as a result of a recession but it's not going to stop the world's need for better infrastructure. Economic growth in Asia, Latin America, the CIS, Africa and the Middle East should continue at a high level for years to come, and when the US, Europe and Japan start growing again, the demand for oil, coal, metals and other resources will be intense, and we think there is inadequate capacity to supply a normal growth rate for the global economy in these key resource industries. The US machine industry is on its back and it has been, as we indicated earlier, declining for three years. It is cyclical and when it recovers, it usually comes back fast. US housing starts are at a 60 year low, and 2009 will likely be another down year. It is hard to imagine at this juncture, but it will recover, and we look forward to the opportunity for a 60% to 80% recovery in the North American machinery market as you move out into the late '09 , 2010, '11 time frame. Very substantial and we will be prepared to serve that.

In addition to robust infrastructure growth in the developing world there is a serious need for investment to refresh and improve the infrastructure in the United States and Europe, and many of the stimulus packages that are currently being considered could be directed our way. When the world economy picks back up, Caterpillar will need to hit the ground running, and the actions we have been taking should be very good for our customers, our employees and certainly our stockholders. In Asia, we are adding to our product range and we're adding production capability. We are adding service capability with our dealers too, and they are growing and investing with us. We are hard at work at streamlining our factories and supply chain with the Cat production system. It is an investment and I know many of you are frustrated that it is taking longer than you'd like, but we are driving a big ship and I'm confident that we are getting substantial traction that will pay off in ' 09 and the years immediately ahead. We are adding capacity, particularly for big machines and engines that support mining, energy and big infrastructure development, all areas that are in very high demand and for the next 10 years looks very promising.

We have new products coming that will be very good for customers, things like our new electric drive tractor which we showed this year at CON Expo and a new line of electric drive mining trucks and the C175 engine family. We are preparing for Tier IV, the next level of off-highway engines regulation. This will drive significant product change, and given our size, we ought to be able to leverage the Tier IV investment better than our competitors. That size and vertical integration are key advantages for us. We've got the captive finance company, which Mike talked about quite a bit, Cat Financial, that I believe is second to none and a real competitive advantage for us particularly in these challenging times, when many banks won't have the understanding of our business and the residual values that our products demand.

Further, we have got a dealer organization that is the absolute envy of our industry and order of magnitude stronger than any competitors. We are the world leader in our space. We have been in the business for 80 plus years. We have paid dividends every single quarter for the past 75 years, and we are prepared to deal with a tough trough year in 2009. In fact, we tend to capture more of the share of the market in our industries in down

markets. Most importantly, we are excited about prospects for the future when this world economy gets back on track and continues with the kind of growth we experienced in the middle of this decade. Bottom line, we are reaffirming our outlook for 2008. We expect flat sales and revenues for 2009 in what's shaping up to be tough year, but I like our prospects for the future. With that, we will stop and be glad to take your questions.

QUESTION AND ANSWER

Operator

Thank you. Ladies and gentlemen, the floor is now open for questions. (OPERATOR INSTRUCTIONS) Please hold for just a moment while we poll for questions. Our first question today is coming from Andrew Obin. Your line is now live.

Andrew Obin - *Merrill Lynch - Analyst*

Yes. Good morning. Just a question on mining and oil and gas. In two months we went from BHP Billiton talking about a very significant CapEx increase to Rio and Alcoa talking about cutting CapEx, I was wondering if you could give us any color in terms of what you are hearing about from customers and what gives you certainty that there won't be significant cancellations or delays from your key customers going into '09, as they are reevaluating their CapEx plans?

Jim Owens - *Caterpillar Inc. - Chairman, CEO*

Well, Jim Owens, again, Andrew. Let me comment briefly on that and Mike might want to add something to it. I've been around a lot of our oil and gas, and mining customers, just in the last month or so. No doubt the sharp drop in many commodities has caused some particularly Greenfield's lower grade sites to be put on the shelf again, but I think the large mining industry, the global mining industry, and our key alliance customers have a very strong cash position. They are looking at commodity prices that they expect to be prevalent over the next 5 to 10 years as they expand their mining operations. Their order backlog on us has been substantially higher than what we have been able to build. In fact, we have on order over three years worth of orders on the books for 100-ton plus mining trucks today. There may be some reslotting of the timing that they want the trucks. We are confident we will basically be pretty close to capacity for all of 2009 in the large truck, large tractor segments of our business. Again, coal mining is very strong and that's a significant factor for both large track-type tractors and wheel loaders, as well as the smaller end of the mining truck and the large mines I think will go forward will accommodate all of the capacity we have in 2009.

Ed Rapp - *Caterpillar Inc. - Group President*

Andrew, this is Ed Rapp. The only thing I would add to that is in addition we have been unable to provide all the volume that the mining companies have been looking for over the last three or four years. The age of the fleet has grown. Even without new mining expansion there is still a big replacement demand that is out there and we think that will hold over in this period.

Jim Owens - *Caterpillar Inc. - Chairman, CEO*

I think the number is something on the order of 57% of the trucks operating in the mining world today large trucks are over 10 years old which would be their natural life-span. We have been working with them to keep product running that should have been retired and I think that's an opportunity that's still out there for us. I didn't touch on oil and gas, but we think as long as current prices hold north of $50 per barrel there will continue to be pretty good investment in energy space and even though there is some slowing in oil price and well out ran their headlights, most major oil companies never planned investments extrapolating off of $150 a barrel, maybe some of the financial community did, but most of them expected oil to come back to $75 to $100 range and to grow in real terms from there, primarily again driven by growth in the emerging markets. They will look at the fundamentals and at the cycle times, they continue to need to develop a capacity for future growth and hopefully the markets will encourage that to happen.

Andrew Obin - *Merrill Lynch - Analyst*

Thank you very much.

Operator

Thank you. Our next question today is coming from Mark Koznarek. Please announce your affiliation, then pose your question.

Mark Koznarek *- Cleveland Research - Analyst*

Hi, Mark Koznarek with Cleveland Research. Good morning. Question on the cyclicality of developed country markets. It was mentioned a few minutes ago that North America will likely be down 50% or is down 50% now. I couldn't catch whether that is now or by the end of ' 09. But the question is, how far down is the European market, could that also fall 50%, and how many steps along that path are we and then same question for Japan? Just trying to understand where the downside is here.

Mike DeWalt *- Caterpillar Inc. - Director, IR*

This is Mike, Mark. I will give it to you from a historic perspective. Normally, in the developed world, Europe and North America, they do act similarly. They have a similar cycle. The cycle in Europe historically has not been quite as positive on the upside or quite as negative on the downside as North America. Historically it hasn't been quite as volatile. Trust me there is still a good upside and downside. So far this year we have been going down. I don't -- off the top of my head, I don't remember what the total number will be, but likely double digits down this year and probably double digits next year.

Jim Owens *- Caterpillar Inc. – Chairman, CEO*

We looked at EAME, we look at the total theatres, if we took the core of old western Europe, the OECD part of western Europe, it has been pretty much in free fall, it is probably a sharper correction than we have seen in a long time since the end of the first quarter. The east European, Russia, Africa, Middle East of the EAME have been stronger and have offset a lot of that decline, but I would say we are clearly in the recessionary territory in Western Europe now and it will go down a little more from a smaller base in 2009. But as Mike said, a similarly cyclical pattern --

Ed Rapp *-Caterpillar Inc. – Group President*

And the same would apply to Japan.

Jim Owens *- Caterpillar Inc. – Chairman, CEO*

Yes, Japan the same way. Japan kind of went off at the beginning of this year and it has been down pretty sharply. If you look at all of the old OECD, the line is down pretty sharply down all year being offset by a sharply rising demand throughout the emerging markets which by the way we still have a relatively low share of the total industry opportunity in the emerging market theatres compared to the share we have in the OECD world.

Mark Koznarek *- Cleveland Research - Analyst*

Okay. Then, just one clarification, if I could ask this.

Jim Owens *- Caterpillar Inc. – Chairman, CEO*

Sure.

Mark Koznarek *- Cleveland Research - Analyst*

With regard to the Cat Japan fact that you are going to have that in the fourth quarter and a full year in 2009, what kind of contribution to revenues would you expect that to be next year? And you did say it is pretty irrelevant to earnings this fourth quarter. Is it likely to also be de minimis regarding earnings next year?

Mike DeWalt *- Caterpillar Inc. – Director, IR*

Mark, we have talked a little bit about this in the past and if you look at our Qs, the total numbers for SCM, now Cat Japan, would give you something around $3 billion in sales, but a lot of that is product that SCM would have sold to Caterpillar and would have been in our sales in the other regions where they are the source and quite a bit of the sales would have been our numbers for big products that we sold to SCM that SCM then marketed it in Japan. The real add here is, Japan domestically produced and domestically sold, in order of magnitude that's somewhere in the neighborhood of $400 million a quarter. So that will be the sort of ballpark add for the fourth quarter of this year. So we'll have one quarter of that in this year. Next year we will have four quarters. Order of magnitude, it probably adds to next year's sales in the ballpark of $1 billion. And on profit, remember we had 50% of the profit of SCM in our affiliates line before and our shareholding has gone up from 50% to 67%. We're consolidating, but we're not adding that much more of the business to our bottom line, because again, we already had 50% in our bottom line. So it will have a bit of an impact on sales but not much impact on profit.

Mark Koznarek *- Cleveland Research - Analyst*

Okay. Got it. Thank you.

Operator

Thank you. Our next question today is coming from Barry Bannister. Please announce your affiliation, then pose your question.

Barry Bannister *- Stifel, Nicolaus - Analyst*

Barry Bannister. Stifel, Nicolaus. Just before I ask a question, to clarify what you just said to Mark, SCM effect on revenues is about $400 million in Asia-Pacific in Q4, but then you said $1 billion in 2009. Why the big drop?

Mike DeWalt *- Caterpillar Inc. – Director, IR*

Well, I'm not talking about dropping. We will have $400 million this year. Next year it will be about four times that. So we are comparing one quarter with four quarters.

Barry Bannister *- Stifel, Nicolaus - Analyst*

Got you. Okay. If I look at full year 2007 dealers reduced their reported inventory $1.1 billion. 2006 they increased it by $300 million. Could you give us what the figure is likely to be for 2008 and break it down a little bit geographically with particular emphasis on North America in the quarter and the full year?

Mike DeWalt *- Caterpillar Inc. - Director, IR*

I will talk generally about dealer inventory. Actually, it was fairly neutral going from the second quarter to the third quarter. So there wasn't a big impact on the quarter. In fact, dealer inventories in North America actually declined coming off of the end of the second quarter to the end of the third quarter. If we look at dealer inventories year-over-year, where we ended the third quarter versus where we were a year ago, it is roughly up in line with sales overall. So kind of inventory on a selling rate basis is about -- roughly about the same as it was a year ago. Geographically, if we look at dealer inventory versus a year ago, it is not much different in North America. It is within a couple -- probably two or three percentage

points the same. Most all of the growth in dealer inventory, again, which is in line with sales, has come outside the US where we have had a big sales growth, Africa, Middle East, LACD, Asia-Pacific.

Barry Bannister *- Stifel, Nicolaus - Analyst*

North American dealers reduced their inventories in 2007, what was the full year you gave for 2008 though, you didn't state?

Mike DeWalt *- Caterpillar Inc. - Director, IR*

We didn't give a number. We said it will be largely unchanged. That means it could be up a little bit or down a little bit, kind of within the scope of our ability to predict, but about unchanged. It is not far from that right now actually.

Barry Bannister *- Stifel, Nicolaus - Analyst*

Okay. And then lastly, the year to date margin just in machinery is 7.5% and a year ago in the nine months it was 10.2%. That's a very large drop. Given that these are fairly extraordinary times, would you give us some color on the impact on margins just in machines of the growing service component, because it probably increases asset turns and dilutes margins, but we need to get a handle on what its effect would be all else being equal?

Mike DeWalt *- Caterpillar Inc. - Director, IR*

Yes. I think the service businesses overall, I would say they are not negative to machinery margins. I would say they are probably slightly positive. But I think what we have got this year in terms of machinery margins is much more growth in material costs than we have actual pricing on machines. That equation is a little different for engines. We have more pricing than we have material costs in engines. As a result you see engine margins up. On machines it is the other way. We have had more material costs, particularly in this third quarter, than we had price increase by a pretty good margin.

Barry Bannister *- Stifel, Nicolaus - Analyst*

Okay. Thanks.

Operator

Thank you. Our next question this morning is coming from Eli Lustgarten. Please announce your affiliation, then pose your question.

Eli Lustgarten *- Longbow Securities - Analyst*

Good morning. Eli Lustgarten from Longbow Securities. Can we talk a little bit about -- go to margin, the material costs in machinery is still trailing as you indicated still pressured. Can you talk about the fourth quarter and whether you expect to reach parity in materials? Do you think you can hold the margins in the engine business that you're showing -- 15% you are holding so far not only in the fourth quarter but in 2009 but would that be affected by mix being negative next year too?

Mike DeWalt *- Caterpillar Inc. - Director, IR*

If you look at material costs in the fourth quarter, there is still quite a bit of pressure out there on material costs. If you look at the numbers we put up in the first and second quarter, it was not too bad. We were able to kind of keep a lid on material costs and push the increases out, delaying -- Part of our tactic was hold and delay. I think what we are seeing right now is material cost increases that we didn't experience earlier in the year that maybe some other companies did and we are starting to see them now. If you look at a lot of our supplier agreements, they adjust after the fact. So I think there is still going to be some pretty good pressure on material costs in the fourth quarter.

As it goes into next year, we don't have a profit outlook out there for next year and we haven't talked about any of the details for profits. The reason for that is it is a pretty changing environment right now. I think our view of the material cost environment, just as an example, has changed fairly dramatically over the past month. So I will beg off talking about 2009 for now. I think that is still a developing situation.

Jim Owens - *Caterpillar Inc. - Chairman, CEO*

I was just going to add to that, I think Mike, you described that well, it's a developing situation. We have expectations of pretty significant increases in steel cost for example, and commodity prices in general and energy prices in general. We are putting a lot of pressure on our suppliers which caused them to want to push those prices through to us. So we will be working with them very closely as we look at moves in currency, moves in commodity prices, moves in energy prices and some cases transportation costs and look very hard at our cost management and our strategies for that in 2009. That, of course, may also have some impact on our machine pricing next year, but we are trying to balance that equation pretty carefully and stay on top of the changing dynamics in the marketplace right now.

Eli Lustgarten - *Longbow Securities - Analyst*

Can you address the same issues on engine whether you have the ability to hold profitability or is it mixed or negative mixed?

Jim Owens - *Caterpillar Inc. - CEO*

We had a very sharp downturn in the on highway truck engine sales this year. That will continue to trail off next year, but the strength of the markets for oil and gas and marine and power generation have all been very encouraging in the gas turbine business. So we think that the margins there will hold pretty well next year. The strength in those sectors looks pretty sustainable and it has been a little bit supply constrained pretty much on a global scale.

Mike DeWalt - *Caterpillar Inc. – Director, IR*

I tell you what, Eli, we are going to move on. We are trying to keep it to one and a follow-up. Thanks.

Eli Lustgarten - *Longbow Securities - Analyst*

Thank you.

Operator

Thank you. Our next question today is coming from Ann Duignan. Please announce your affiliation and then pose your question.

Ann Duignan - *JPMorgan - Analyst*

Hi. JPMorgan. I had a think there for a moment who I work for today. Can you talk about your outlook for CapEx spending for next year in the context of the $1 billion of capacity expansion you announced earlier in the year? Do you still feel as confident today about committing capital to capacity expansion in any of your businesses right now? Are you relooking at any of those plans or considering postponing any of that investment as you look into 2009 and beyond?

Jim Owens - *Caterpillar Inc. - Chairman, CEO*

Yes. Let me comment on that one. We have a fairly high appetite at the moment for capital as we are needing to expand capacity for the larger end of our product line, mining trucks. We are in the throes of doing that as we speak, large engines, mining trucks in particular, and our footprint in the Asia Pacific theatre. Having said that, as we work on our business plan, one of the things we are very focused on is managing our earnings per share. We are going to look at affordability next year as well as our long-term growth opportunities will get careful scrutiny and how we pace ourselves with the capital and capacity expansions that we are making, but that's a big part of our business planning process we are going through

now and we are working through the base case and trough scenarios, and looking at the affordability of capital next year. And no doubt there will be some dampening of the appetite, but I think it will still be a fairly significant capital number because we have quite frankly had very solid growth opportunities and we need to expand capacities to meet those. We will give you specific guidance in January when we give you the business plan for the year and our earnings guidance.

Ann Duignan *- JPMorgan - Analyst*

Okay and I can appreciate that things have changed a lot in the last quarter or two. As a follow-up then, my other question is around your other income line item, that was the biggest swing versus at least our forecast. You noted in the press release that that was driven primarily by currency. Is that primarily the pound/euro swing, or can you explain a little bit more what happened there and what your outlook is for the remainder of the year.

Mike DeWalt *- Caterpillar Inc. – Director, IR*

That is mostly the pound/euro swing. We have a relatively large net liability position in Europe. And so when you get a quarter where currency moves from the beginning of the quarter to the end of the quarter in this particular case, a strengthening dollar, or net liability positions denominated in the foreign currency, dollar terms drops, we recorded an exchange gain, a translation gain. And the lion's share of that move you noted in other income was translation gain.

Ann Duignan *- JPMorgan - Analyst*

And your outlook for Q4?

Mike DeWalt *- Caterpillar Inc. – Director, IR*

We don't know what exchange rates will be at the end of Q4. Our planning process doesn't really forecast future exchange rates. We tend to base our short-term planning on rates as they are. It would be tough for us to predict.

Ann Duignan *- JPMorgan - Analyst*

Q4 is based on Q3 end?

Mike DeWalt *- Caterpillar Inc. – Director, IR*

Well, yes, Q4 would be based on -- at the time we did the forecast, what exchange rates were at the time, so approximately Q3 end, yes.

Ann Duignan *- JPMorgan - Analyst*

Okay. Okay. Thank you. I will get back in line.

Operator

Thank you. Our next question today is coming from Daniel Dowd. Please announce your affiliation and then pose your question.

Daniel Dowd *- Sanford Bernstein - Analyst*

Bernstein. Good morning. I want to come back to the machinery margins. On the one hand you issue a macroeconomic forecast that is pretty grim and certainly could be even worse than you described. I think, conventional wisdom would be machinery margins probably can't recover next year compared to this year. On the other hand, you pointed to a set of puts and takes, clearly, the Cat Production System and second, the

potentially declining input costs. You have significant price increases rolling through the system that may or may not be capturable. Can you talk about whether or not it is reasonable to expect machinery margins to recover from current levels next year, or is it really going to have to more likely wait until 2010?

Mike DeWalt *- Caterpillar Inc. - Director, IR*

That is -- that's a question I can't actually answer directly because we don't have any profit guidance for next year. But all the things you mentioned are essentially in flux right now and that's part of the reason we don't have profit guidance. The picture on material costs is changing. Our view of volume next year if you would have asked us six weeks ago would have been different than what we included in this outlook. How much capital we will spend, what depreciation will be, how much of the price increase we have announced we will get, are all things that in our view has changed and we need to go back out to the individual units and marketing companies and factories and redo because of the changes that have occurred. So I think you have pretty clearly highlighted all of the -- or many of the factors that are going to play into the numbers next year. I guess I would say that machinery margins are very low and it would certainly be our expectation over time that they improve, but we really don't have an outlook that we can talk to for next year yet, sorry.

Daniel Dowd *- Sanford Bernstein - Analyst*

Okay. Let me turn to one other issue then. In light of everyone's concern about the macro conditions, do you have any plans for major cost cutting exercise to -- that would likely yield benefits in 2009?

Mike DeWalt *- Caterpillar Inc. - Director, IR*

We don't have anything that we are ready to announce and again it depends upon what happens. Our current base case outlook for the next year is flat sales. But I think as Jim mentioned in the discussion before we started, we do have trough planning scenarios for each of the businesses. BCP, Building Construction Products, has been shedding costs already. So I think in all the trough plans that we have, the answer is yes.

Jim Owens *- Caterpillar Inc. - Chairman, CEO*

Let me maybe just add to that slightly. The exercise that we're going to go through with all of our businesses, we have 24 business units, very different businesses, some in core products, some in service related businesses, scattered geographies, different industries. We're going to work with those vice presidents and their leadership teams to put together a business plan essentially is calling for about flat sales, which is quite frankly below their most recent expectations. So we have already kind of feathered that down with our core economics group to something we think is realistic, given the problems the world markets have experienced in the last six weeks. We will also then look at a very draconian worse case deep worldwide recession, commodity prices falling through the floor scenario, which we think is not likely to occur. Never the less we want to be sure they are in the blocks, in position to keep us profitable through all scenarios. So that is what the trough planning exercise is about. We will be ready to execute that at the division levels and as indicated, we have already had several divisions.

We have had layoffs in Leicester, in Sanford, in Grenoble. We have pulled the trigger on these things and in our Mossville machine group. We are working very hard to beat customer expectations and in most cases demand is still very strong. And I just walked through two plants this week that can't build enough. So we are watching the market very closely, developing plans for next year that I think will fully encompass the range of possibilities and we will be prepared to act and be sure our company stays financially strong through whatever cycle we need to manage through.

Mike DeWalt *- Caterpillar Inc. - Director, IR*

Thanks, Dan.

Daniel Dowd *- Sanford Bernstein - Analyst*

All right. Thank you.

Operator

Thank you. Our next question today is coming from Seth Weber. Please announce your affiliation, then pose your question.

Seth Weber *- Banc of America - Analyst*

Hi, good morning. It is Banc of America. First, just a clarification, did I hear you say that the on-highway truck market next year will be down? Is that a comment on the market or just an anticipated reaction to your exit announcement?

Mike DeWalt *- Caterpillar Inc. - Director, IR*

I think it's -- let's just say it has been less and less significant to us as time has gone on. It is not a very big piece anymore of our overall engine business. I don't think we are trying to make a commentary on where it is going next year, although we are not overly optimistic about a big pre-buy given the current economic conditions. It was more a comment that it is a smaller piece of our business today, and when it goes away, it certainly won't be missed as it would have been five years ago.

Seth Weber *- Banc of America - Analyst*

I understand. Okay. My question is on the pricing environment, Mike, can you give us a little bit of color on the relative strength in North America? Surprising to see pricing realization was stronger there relative to some of the other markets, if there's any color on what is going on there.

Mike DeWalt *- Caterpillar Inc. - Director, IR*

Yes. I think the biggest issue with pricing had really to do more with last year than this year. Remember, last year we were busy trying to take inventory out of North America. And to help drive that along, I think there was a higher level of merchandising program activity last year to drive down North American dealer inventory. I think part of what appears like a good pricing environment is probably more an absence of programs from last year.

Seth Weber *- Banc of America - Analyst*

Okay. And then just as a follow up, would you characterize -- are you comfortable with where dealer inventories are at this point?

Mike DeWalt *- Caterpillar Inc. - Director, IR*

Yes. I think overall -- if you pick any one dealer or one region, I'm sure you can find an issue where somebody has too little and somebody has too much. I think on balance, if you look at every territory it is pretty consistent with current selling levels.

Jim Owens *- Caterpillar Inc. - Chairman, CEO*

I can add one thought to that, we are working very closely with all of our marketing companies and dealers, to try to be sure we don't get excess inventory in the field. In fact, we've told dealers, if you don't have a line of sight customer demand, we'd rather you cancel the order, that's fine with us. We want to ship it to the right dealer to get it into the right customer's hands and not have as little value chain inventory as we can have. Right now our dealers are still in most cases quite optimistic. The demand is still strong from the dealer level, but I'm pushing our marketing companies to work hard with them to be sure we don't put excess inventory in the field, I'd rather take it out of schedules or hold the inventory ourselves if need be. So this is something that is getting a lot of management attention right now.

Mike DeWalt *- Caterpillar Inc. - Director, IR*

With that, we are at the end of our hour. Thank you very much for joining us, and we look forward to talking with you over the next couple of weeks. Thanks.